SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑

FOR IMMEDIATE RELEASE

Cimatron Acquires 27.5% of Microsystem, its Italian Distributor, with an Option to Acquire up to 100% from Microsystem Shareholders
Deal Designed to Reinforce Cimatron’s Presence in Europe

Givat Shmuel, Israel, - May 31, 2005 - Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry, today announced that it has signed an agreement with Microsystem Srl, its Italian distributor, to acquire 27.5% of its shares. Under the agreement, Cimatron will also receive an option to acquire up to 100% of Microsystem from Microsystem’s shareholders within the next 2 years.

Microsystem is a software distributor in Italy that focuses on the tooling and manufacturing industry. Founded in 1980, with headquarters in Bologna and offices in Italy's main industrial districts - Milan, Turin, Treviso, and Ancona, the company provides products, pre- and post-sales technical support and consulting services for its customers.

Microsystem's business model focuses on offering a wide range of services, including sophisticated complementary third-party products, enabling Microsystem to serve very large organizations. Microsystem also develops and markets several dedicated vertical applications for tool makers, including ShoeExpress, a best-in-class CAD application for shoe and heel makers, operating in conjunction with the CimatronE system.

The transaction is designed to significantly enhance Microsystem’s financial position and balance sheet. Under the terms of the agreement, Cimatron will pay 575,000 Euro for 27.5% of Microsystem’s capital and will receive an option from Microsystem’s shareholders to acquire up to 100% of Microsystem’s capital. Microsystem’s marketing, sales, and support groups will remain in their current offices throughout Italy. Mr. Enrico Gardini, Microsystem’s founder, President and CEO will join Cimatron’s management team.

Zvika Naggan, Cimatron’s President and CEO said: “This step shows our commitment to the Italian market and to the complete-solution offering for toolmakers, endorsed and promoted both by Microsystem and by Cimatron, in line with our value proposition to customers, from quoting to delivery“.

Enrico Gardini, Microsystem’s President and CEO stated: “We believe that Cimatron’s market recognition, its leading R&D team, and global presence will strengthen Microsystem. We believe that both our customers and employees will greatly benefit from this transaction”.

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

About Microsystem
Microsystem is a distributor and developer of software solutions for the manufacturing industry. Founded in 1980, with headquarters in Bologna, Microsystem started distributing CAD/CAM systems in 1984, subsequently broadening its offering with other products to cover all phases of the design and manufacturing cycle. Microsystem is a provider of complete solutions and services with high technological value. With more than 20 years’ experience in the market and thousands of installations, Microsystem has built relations of true partnership with its customers, who can rely on a careful attention to their needs and superior technical support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat Phone: +972 3 5312290 Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Eli Gendler
Eli Gendler Chief Financial Officer

Dated: May 31, 2005